SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of September, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F  X               Form 40-F
                  -----                      -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes -----          No  X
                              -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

The announcement of the voting results at the shareholders' meeting of A Share market relating to the share reform scheme of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 25, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        China Petroleum & Chemical Corporation



                                                               By: /s/ Chen Ge
                                                                   -----------
                                                                 Name: Chen Ge

                                    Title: Secretary to the Board of Directors



Date: September 26, 2006

                               [GRAPHIC OMITTED]


(A joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 0386)


      Announcement of the Voting Results at the Shareholders' Meeting of A
               Share Market Relating to the Share Reform Scheme

                       (Overseas Regulatory Announcement)

-------------------------------------------------------------------------------

China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accepts full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
-------------------------------------------------------------------------------

The Board of Directors (the "Board") of China Petroleum & Chemical Corporation (the "Company") hereby announces the voting results at the shareholders' meeting relating to the share reform scheme. This announcement can be viewed at the website of the Shanghai Stock Exchange at www.sse.com.cn


I.   SPECIAL NOTICE

1. No new proposal was submitted for voting at this shareholders' meeting of the Company relating to the share reform scheme of A shares Market (the "Meeting"), and no proposal was vetoed or amended at the Meeting.


2. Please refer to the "Announcement on Implementation of the Share Reform Scheme of China Petroleum & Chemical Corporation" for the time of resumption of trading of the tradable A shares of the Company.



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


II.  INFORMATION ON THE SHAREHOLDERS' MEETING


1.   The Convener:


     The Board of the Company


2.   Record Date for attending and voting at the Meeting:


     14 September 2006


3.   Time of the Physical Meeting:


     14:00 on 25 September 2006 (Monday)


4.   Time of On-line Voting:


     9:30ia11:30 a.m., 13:00ia15:00 p.m. on


     21 September 2006, 22 September 2006 and 25 September 2006


5.   Venue of the Physical Meeting:


     Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing.


6.   Chairman of the Physical Meeting:


     Mr.Chen Tonghai, Chairman of the Board


7.   The Meeting and the Modes of Voting:


     A combination of different voting modes including voting in person, the appointment of the Board to vote as proxy and the on-line voting was adopted at the Meeting. The Company provided an on-line voting platform for the holders of tradable A shares to vote through the Shanghai Stock Exchange ("SSE") trading system and the holders of tradable A shares could exercise their voting rights through the above system during the above-mentioned on-line voting period.


8. The Meeting was convened in compliance with the provisions of the relevant laws, regulations and other regulating documents such as the "Company Law of the People's Republic of China", the "Administrative Measures on the Share Reform of Listed Companies", etc.


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

III.   INFORMATION ON ATTENDENCE OF THE MEEING


      The aggregate number of shares held by the relevant shareholders of the A share market of the Company is 69,921,951,000 shares, comprising the aggregate number of 67,121,951,000 non-tradable shares and the aggregate number of 2,800,000,000 tradable A shares.


1.     General Information on the Attendance


       The total number of the shareholders of the A share market of the Company and the shareholder representatives who participated in the voting in person or through the appointment of the Board as proxy to vote or by way of on-line voting was 4120, representing 68,793,891,753 shares of the Company and accounted for 98.39% of the aggregate shares held by the relevant shareholders of A share market of the Company.


2.     Information on the Attendance of Holders of Non-tradable Shares


       The total number of the representatives of holders of non-tradable share who attended the Meeting was 5, representing 67,121,951,000 shares of the Company which accounted for 100% of the aggregate non-tradable shares of the Company and accounted for 96.00% of the aggregate shares held by the relevant shareholders of A share market of the Company.


3.     Information on the Attendance of Holders of Tradable A Shares


       The total number of holders of tradable A shares of the Company and shareholder representatives who attended the Meeting in person or through the appointment of the Board as proxy to vote or by way of on-line voting was 4,115, representing 1,671,940,753 shares of the Company and accounted for 59.71% of the aggregate tradable A shares of the Company and 2.39% of the aggregate shares held by the relevant shareholders of A share market of the Company.


       Of this, the total number of holders of tradable A shares of the Company and shareholder representatives who participated in the voting in person or through the appointment of the Board as proxy to vote was 10, representing 19,905,654 shares of the Company and accounted for 0.71% of the aggregate tradable A shares of the Company and 0.03% of the aggregate shares held by the relevant shareholders of A share market of the Company. The total number of the holders of tradable A shares who participated in the voting by way of on-line voting was 4,105, representing 1,652,035,099 shares of the Company and accounted for 59% of the aggregate tradable A shares of the Company and 2.36% of the aggregate shares held by the relevant shareholders of A share market of the Company.



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


IV.    INFORMATION ON THE REVIEW AND APPROVAL OF THE PROPOSALS


       "The Share Reform Scheme of China Petroleum & Chemical Corporation" was considered at the Meeting.


       Detailed information of the "Share Reform Scheme of China Petroleum & Chemical Corporation" was described in the "Explanatory Statement Relating to the Share Reform of China Petroleum & Chemical Corporation" which was disclosed on 28 August 2006 on the website of SSE by the Board of the Company.


V.     VOTING RESULTS OF THE PROPOSALS


       The voting for the "Share Reform Scheme of China Petroleum & Chemical Corporation" at the Meeting was conducted by way of registered ballots. The aggregate number of shares with voting rights participated in the voting of the Meeting was 68,793,891,753 shares, which comprised 67,121,951,000 non-tradable shares and 1,671,940,753 tradable A shares.


1.     General Information on the Voting


       For: 68,768,856,574 shares;


       Against: 24,041,179 shares;


       Abstain: 994,000 shares;


       Votes for the proposal accounted for 99.96% of the aggregate votes with voting rights cast at the Meeting.


2.     Information on the Voting by Holders of Tradable A Shares


       For: 1,646,905,574 shares;


       Against: 24,041,179 shares;


       Abstain: 994,000 shares;


       Votes for the proposal accounted for 98.5% of the aggregate votes with voting rights represented by tradable A shares cast at the Meeting.



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

3. The Number of Tradable A Shares held by the Top Ten Shareholders Attending the Voting and Information on their Voting

      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |Sequence      |Name of the Shareholder               |Number of Shares Held (Shares) |Voting Information      |
      |Number        |                                      |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |1             |China life  Corp.,-  Participating  - |                    65,577,055 |Agree                   |
      |              |Individual  Participating  -  005L  - |                               |                        |
      |              |FH002 Shanghai                        |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |2             |Industrial  and  Commercial  Bank  of |                    65,380,792 |Agree                   |
      |              |China   -   EFUND   Selected   Equity |                               |                        |
      |              |Securities Investment Fund            |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |3             |Bank of China - Harvest  Select Mixed |                    60,334,872 |Agree                   |
      |              |Equity Securities Investment Fund     |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |4             |Industrial  and  Commercial  Bank  of |                    56,823,275 |Agree                   |
      |              |China -  Guangfa  Strategic  Selected |                               |                        |
      |              |Mixed Securities Fund                 |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |5             |China  life(Group) -  Conventional  - |                    50,000,000 |Agree                   |
      |              |Ordinary Insurance Product            |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |6             |Bank of China - YinHua  Stable Growth |                    49,699,944 |Agree                   |
      |              |Share Securities Investment Fund      |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |7             |Bank  of   Communication   -   Anshun |                    45,621,063 |Agree                   |
      |              |Equity Securities Investment Fund     |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |8             |International   Finance  -   Standard |                    43,920,174 |Agree                   |
      |              |Chartered - CITIGROUP  GLOBAL MARKETS |                               |                        |
      |              |LIMITED                               |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|
      |              |                                      |                               |                        |
      |9             |China     Construction     Bank     - |                    38,294,111 |Agree                   |
      |              |Communication  Schroders stable Mixed |                               |                        |
      |              |Equity Securities Investment Fund     |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|

      |--------------|--------------------------------------|-------------------------------|------------------------|
      |10            |China  Construction Bank - CIFM China |                    30,138,164 |Agree                   |
      |              |Balanced Fund                         |                               |                        |
      |--------------|--------------------------------------|-------------------------------|------------------------|

4.   Voting Results


     The "Share Reform Scheme of China Petroleum & Chemical Corporation" was considered and approved at the Meeting.


VI.  LEGAL OPINION ISSUED BY THE LAWYER


1.   Name of the Law Firm: Haiwen & Partners


2.   Name of the Lawyer: He Fei


3.   Conclusive Opinion:


     The relevant matters such as the convening of the Meeting, the procedures of the convening of the Meeting, the qualification of the persons who attended the physical meeting, the voting procedures of the Meeting, the procedures of collection of the appointment of the Board to vote as proxy andiithe procedures of voting by the Board as proxyijall complied with the relevant provisions of the laws and regulations relating to the share reform.





                                   For and on behalf of the Board of Directors
                                        China Petroleum & Chemical Corporation


                                                                       Chen Ge
                                           Secretary to the Board of Directors


Beijing, PRC, 25 September 2006


As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhou Yuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.



                                       6